1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 18, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2ND MEETING OF THE FOURTH SESSION OF THE BOARD

AND

FURTHER INFORMATION REGARDING CHANGE OF AUDITORS

The purpose of this announcement is to disclose (1) the resolutions passed at the 2nd meeting of the fourth session of the Board of the Company on 18th July 2008; and (2) further information regarding the change of auditors of the Company.

This announcement is made pursuant to Rule 13.09(2) and Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Resolutions passed at the 2nd Meeting of the Fourth Session of the Board

The notice of the 2nd meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 15th July, 2008 by way of written notices or e-mails. The meeting was held on 18th July, 2008 at the headquarters of the Company in Zoucheng City, Shandong Province. Thirteen directors of the Company were notified of the meeting and all of them were present. The meeting has complied with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company (the “Articles of Association”).

The thirteen directors of the Company present at the meeting have unanimously agreed and passed the resolutions as set out below:

1. To approve the “Administrative measures with regard to the prevention of appropriation of funds by the controlling shareholder of Yanzhou Coal Mining Company Limited and its related parties”;

2. To approve the proposal in relation to the amendments to the “Articles of Association of Yanzhou Coal Mining Company Limited” and to submit the proposal for consideration and approval at the next shareholders’ general meeting of the Company;

The Articles of Association are proposed to be amended as follows:

(I) Two new articles shall be added immediately after Article 62. The newly added articles will be numbered as Article 63 and Article 64, respectively, the text of which are set out below:

“Article 63 In operational fund transactions between the controlling shareholder of the Company and its related parties, appropriation of funds of the Company shall be strictly restricted. The controlling shareholder of the Company and its related parties shall not require the Company to pay advance fees such as salary, benefits, insurance, advertising, and they shall not undertake costs and other expenses on each other’s behalf.”

“Article 64 The Company shall establish a special system to prevent the appropriation of assets of the Company by the controlling shareholder of the Company and its related parties. The Company shall conduct periodic self-inspections as to whether the controlling shareholder of the Company and its related parties have engaged in non-operational appropriations of funds of the Company and report such matters to the relevant regulatory authorities within 10 business days before publication of its quarterly- reports, interim reports and annual reports.

If there are non-operational appropriations of funds of the Company conducted by the controlling shareholder of the Company and the Company fails to prevent such appropriations of funds or fails to recover such funds so appropriated in a timely manner, the Board shall be entitled to realize the repayment of such by, among others, applying to a court for an injunction and auction of equities of the Company held by its controlling shareholder.”

(II) Two new articles shall be added immediately after Article 217. The newly added articles will be numbered as Article 218 and Article 219, respectively the text of which are set out below:

“Article 218 Directors, supervisors and senior management of the Company shall have legal responsibilities and obligations with regard to the safe-keeping of the funds of the Company.

The Company shall not provide, directly or indirectly, funds to the controlling shareholder of the Company and its related parties in the following manner:

1.	To lend funds of the Company to the controlling shareholder and its related parties, irrespective of whether it is interest-free;

2.	To provide entrusted loan to related parties through banks or other financial institutions;

3.	To entrust the controlling shareholder of the Company and its related parties with investments;

4.	To issue commercial bill of exchange not substantiated by actual transactions for the controlling shareholder of the Company and its related parties;

5.	To repay debts for the controlling shareholder of the Company and its related companies; and

6.	In other manners prescribed by the China Securities Regulatory Commission.”

“Article 219 Shall directors, senior management of the Company assist, connive the controlling shareholder of the Company and its related parties to appropriate assets of the Company, the Board shall, subject to the seriousness of such events, take internal disciplinary actions, serve monetary punishments, pursue legal responsibilities against directly responsible persons; In case of serious events, the materially responsible senior management shall be removed from office, and such materially responsible director shall be proposed to the shareholders’ general meeting to be removed from office.

Shall there be events in which the controlling shareholder of the Company and its related parties have appropriated funds of the Company or its subsidiaries for non-operational purposes which impose adverse impacts on the Company, the Company shall, with reference to the preceding paragraph and subject to the seriousness of such events, impose punishments on such directly responsible person(s).”

3. To approve the amendment to the “Information disclosure management system of Yanzhou Coal Mining Company Limited”;

4. To approve the “Report with regard to the thorough implementation of specific corporate governance activities of Yanzhou Coal Mining Company Limited”;

The full text Chinese version of the “Report with regard to the thorough implementation of specific corporate governance activities of Yanzhou Coal Mining Company Limited” was posted on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) on 18 July 2008. Such information is also available at the website of the Shanghai Stock Exchange (www.sse.com.cn) and at the Company’s official website (www.yanzhoucoal.com.cn).

5. To approve the “Self-inspection report with regard to specific activities to prevent appropriation of funds of the Company by the controlling shareholder and related parties of Yanzhou Coal Mining Company Limited”.

FURTHER INFORMATION REGARDING CHANGE OF AUDITORS OF THE COMPANY

Reference is made to the circular of the Company dated 9 May 2008 (the “Circular”) in relation to, among other things, the change of auditors of the Company.

The Board wishes to provide additional information in relation to the change of auditors pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited. The Board confirms that Deloitte Touche Tohmatsu, the outgoing auditors retired at the 2007 annual general meeting has provided the Company with a written confirmation that there were no circumstances connected with their retirement which they consider should be brought to the attention of shareholders of Company.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Zoucheng, Shandong Province,

PRC, 18th July 2008

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310